T · · Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany



03029820

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549 USA


SEC MAIL PROCESSING
RECEIVED
SEP - 3 2003
188
WASH. D.C.
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Your ref.	
Our ref.	Investor Relations
Telephone	Phone direct: +49 6151 680-2931
Date	August 20, 2003
Subject	T-Online International Half Year Report 2003

SUPPL

To whom it may concern:

Please find enclosed T-Online International's half year report 2003. The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Investor Relations
T-Online International AG

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany

Q1 | Q2
Q3 | Q4
2003

Group Report.

January 1 to June 30, 2003.

Contents.

Highlights.

- Group operating earnings improved by EUR 148 million, from a EUR 2 million loss in the first half of 2002 to a EUR 146 million profit in the first half of 2003; Group EBITDA increased by EUR 152 million, from EUR 28 million to EUR 180 million year on year

- Excluding proceeds from business disposals (T-Motion and t-info GmbH in the first half of 2002 and 2003 respectively), operating profit rose by EUR 165 million and EBITDA by EUR 169 million

- Gross margin increased to 56.7 percent during the reporting period, against 45.5 percent in the first half of 2002

- Continuing growth in our broadband business, with broadband customers accounting for 25 percent of the Group's subscriber base as at June 30, 2003 against approximately 20 percent as at June 30, 2002

- Continued expansion of broadband product range

- Further additions to our paid content product portfolio

- Change in T-Online International AG's financial reporting to comply with International Financial Reporting Standards (IFRS), aiding international comparability and conforming with the Prime Standard established by stock exchange operator Deutsche Börse AG

Dear Reader,
Dear Shareholder,

The following report details the development of our business during the first six months of 2003.

1. Review of movements in key figures for the T-Online Group.

T-Online successfully remained on track for profitability with continued growth in the first half of 2003 despite a difficult economic environment, as the key figures confirm. Group revenues were 22.3 percent or EUR 163 million higher than in the first half of 2002. Excluding EUR 24 million from the sale of t-info GmbH in the second quarter of 2003 and EUR 41 million from the sale of a 40-percent stake in T-Motion in the second quarter of 2002, EBITDA increased by EUR 169 million and operating profit by EUR 165 million. Including the above disposals, EBITDA increased by EUR 152 million and operating profit by EUR 148 million.

T-Online continued its excellent first-quarter performance into the second quarter of 2003 and achieved a further increase in revenues, to EUR 449 million. This is all the more gratifying in view of the spike in Internet usage as the tense geopolitical situation in the first quarter fueled greater demand for information and the fact that past second quarters had seen a sharp drop in both gross subscriber aquistion and online time coinciding with the start of the German summer weather.

The gross margin and EBITDA continued to grow in the second quarter and still topped the first-quarter figures after factoring out proceeds from business disposals. This upward trend is driven by increasing user acceptance of the Internet, steady growth in broadband access and sustained high levels of network capacity utilization.

Key performance indicators for T-Online.

Millions of € (unless stated otherwise)	**First half 2003**	First half 2002	**Second quarter 2003**	Second quarter 2002
Net revenues	**894**	**731**	**449**	**367**
Subscribers as at reporting date (millions)	12.67	11.57		
Gross margin (%)	56.7	45.5	57.5	47.5
Operating profit (loss)	**146**	**(2)**	**87**	**26**
Operating profit (loss) excluding sales of businesses*	**122**	**(43)**	**63**	**(15)**
EBITDA	180	28	104	42
EBITDA excluding sales of businesses*	**156**	**(13)**	**80**	**1**
Cash contribution	158	(12)	94	25
Cash flow from operating activities	214	82	82	(23)
Earnings per share (€)	(0.04)	(0.11)	(0.01)	(0.04)

*EUR 24 million from sale of t-info in second quarter 2003 and EUR 41 million from sale of 40-percent stake in T-Motion in second quarter 2002.

2. T-Online's shares.

T-Online's stock made stronger headway on the markets with persistent price gains throughout the second quarter of 2003. The financial markets are now acknowledging T-Online's performance, value and strong prospects. This also came out in the ability of T-Online shares to hold their own at the beginning of the second quarter despite the sometimes poor lead from the U.S.A.

General market sentiment in April was largely determined by world political events. This led to restrained trading on the capital markets overall. Yet despite the pessimistic mood, T-Online shares passed the EUR 7.00 mark in April for the first time since the beginning of the year and closed at EUR 7.04 on April 30, 2003.

The weak lead from Wall Street following the announcement of the U.S. labor market statistics at the beginning of May and the European Central Bank interest rate decision did not promise any early stimulus for the stock markets. Yet, the T-Online stock price remained above the EUR 7.00 mark from the very beginning of the month and continued to perform well after publication of the first quarter figures on May 13, 2003.

Further news at the end of the month, such as the sale of t-info to DeTeMedien Deutsche Telekom Medien GmbH, was well received by the markets. On May 30, 2003, T-Online shares were 11.3 percent up on the beginning of the month. The closing price of EUR 7.95 was also the highest reached that month.

T-Online's stock price continued to climb in June, passing the EUR 8.00 mark in the first week of the month. Disappointing U.S. economic data caused a drop in demand on the financial markets and a slide in stock prices. The T-Online stock price held firm against this trend, exceeding EUR 9.00 in the last week of June and closing even higher at EUR 9.60 on July 28, 2003.

3. Discussion of key figures.

Revenue growth.

In the first six months of 2003, T-Online once again significantly increased consolidated revenues to a total of EUR 894 million. This represents a 22.3 percent or EUR 163 million increase year on year.

Revenues in the second quarter of 2003 exceeded EUR 449 million, an increase of 22.4 percent or EUR 82 million over the prior-year quarter.

Revenue development.

Millions of €	**First half 2003**	First half 2002	**Second quarter 2003**	Second quarter 2002
"Germany"	816	676	410	336
"Rest of Europe"	82	56	42	31
Consolidation	(4)	(1)	(3)	0
Total	**894**	**731**	**449**	**367**

Revenues in the "Germany" segment remained at a high level in the first half of 2003, at EUR 816 million. This represents an increase of 20.6 percent or EUR 140 million over the first half of 2002.

For T-Online, the provision of Internet access is a means to build an interactive relationship with the subscriber. Content and services like news, e-mail and chat boost online session times and usage intensity and so increase revenues. The average number of access minutes per subscriber per month increased from 1,797 in the first half of 2002 to 2,747 in the first half of 2003.

This demonstrates how users appreciate Internet-specific features such as up-to-the-minute information, interactivity, and personalization capabilities. T-Online has successfully built up its interactive customer relations by systematically channeling and guiding subscribers into the T-Online portal network.

The portal content and services also result in a far more even distribution of traffic through-out the day and contribute significantly towards improving the gross margin. This is the primary reason why non-access revenues are no longer reported separately, since the component parts of our combined business model reciprocally amplify each other.

Revenues in our "Rest of Europe" segment also continued to increase by 47 percent or EUR 26 million over the prior-year period. This increase is partly attributable to the rise in subscriber numbers, especially in the broadband sector. The "Rest of Europe" segment contributed 9.2 percent towards total Group revenues.

Subscriber numbers for the Group (millions).


June 30, 2003
June 30, 2002
12.67
9.45
3.22
11.57
9.28
2.29
Broadband
Narrowband
Total

The entire T-Online Group saw constant growth in the subscriber base, with 12.67 million subscribers accessing the Internet through T-Online by June 30, 2003. This represents an increase of 10 percent over June 30, 2002.

Growth in broadband business is particularly strong, with a 40.7-percent increase in subscriber numbers compared with the end of June 2002. The number of broadband subscribers in the "Rest of Europe" segment increased by 114 percent.

Gross margin.


Percent
47.5
51.2
53.0
56.0
57.5
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003

The gross margin increased from the first half of 2002 from 45.5 percent to 56.7 percent. The figure for the second quarter of 2003 was even higher, at 57.5 percent compared with 47.5 percent in the prior-year quarter.

This increase is partly due to systematic implementation of T-Online's combined business model. Better utilization of bought-in network capacity throughout the day also had a positive effect on T-Online's cost of sales, which remained almost unchanged compared with the prior-year period despite a 22.3-increase in revenues.

Operating earnings and EBITDA.

T-Online successfully continued its profitability growth in the first six months of 2003.

The table below shows the derivation of operating earnings.

	First half 2003 Millions of €	First half 2002 Millions of €	**Second quarter 2003 Millions of €**	Second quarter 2002 Millions of €	**First half 2003 %**	First half 2002 %	**Second quarter 2003 %**	Second quarter 2002 %
Net revenues	**894**	**731**	**449**	**367**	**100**	**100**	**100**	**100**
Goods and services purchased	(387)	(399)	(191)	(193)	(43)	(55)	(43)	(53)
Gross margin	**507**	**332**	**258**	**174**	**57**	**45**	**57**	**47**
Other cost of sales	(123)	(107)	(52)	(49)	(14)	(14)	(12)	(13)
Selling costs	(230)	(230)	(119)	(117)	(26)	(31)	(26)	(32)
Administrative costs	(51)	(41)	(31)	(24)	(6)	(6)	(7)	(7)
Other operating income	20	8	8	4	2	1	2	2
Other operating expenses	(1)	(5)	(1)	(3)	0	(1)	0	(1)
Operating profit (loss) excluding sales ob businesses	**122**	**(43)**	**63**	**(15)**	**13**	**(6)**	**14**	**(4)**
Earnings from sales of businesses	24	41	24	41	3	6	5	11
Operating profit (loss)	**146**	**(2)**	**87**	**26**	**16**	**0**	**19**	**7**

Excluding the sale of t-info, T-Online generated an operating profit of EUR 122 million in the first half of 2003. Likewise excluding the sale of T-Motion, this represents an increase of EUR 165 million compared with the prior-year period. Without eliminating the proceeds from these disposals, operating profit increased by EUR 148 million.

These positive developments result from systematic implementation of T-Online's combined business model and continuous improvement of the gross margin, most recently to 56.7 percent in the first half of 2003. Economies of scale have also allowed selling costs to be held constant in absolute terms compared with the prior-year period despite increased revenues.

To derive EBITDA, the scheduled depreciation charges listed below together with taxes are netted out of all functional cost items. The "other taxes" figure totaled less than EUR 2 million for all of these items combined in the first half of 2002 and less than EUR 1 million in the first half of 2003.

Millions of €	**Depreciation charge First half 2003**	Depreciation charge First half 2002	**Depreciation charge Second quarter 2003**	Depreciation charge Second quarter 2002
Cost of sales	(22)	(21)	(10)	(11)
Selling costs	(9)	(5)	(5)	(3)
Administrative costs	(3)	(3)	(2)	(1)
Total	**(34)**	**(29)**	**(17)**	**(15)**

The resulting figures for EBITDA are as follows:

Millions of €	**First half 2003**	First half 2002	**Second quarter 2003**	Second quarter 2002
EBITDA excluding sales of businesses	**156**	**(13)**	**80**	**1**
Sales of businesses	24	41	24	41
EBITDA	**180**	**28**	**104**	**42**

T-Online increased Group EBITDA from EUR 28 million in the first half of 2002 to EUR 180 million in the first half of 2003. These figures include EUR 41 million in proceeds from the sale of a 40-percent stake in T-Motion in the second quarter of 2002 and EUR 24 from the sale of t-info GmbH in the second quarter of 2003. Excluding these disposals, the increase in EBITDA was even greater, at EUR 169 million.

The "Germany" segment contributed EBITDA of EUR 199 million in the first half of 2003, and the "Rest of Europe" segment EUR -19 million.

EBITDA in the "Germany" segment thus increased by 162 percent or EUR 123 million compared with the first half of 2002. The negative EBITDA in the "Rest of Europe" segment was reduced by EUR 29 million or 60 percent in comparison with the first half of 2002. Comparing the second quarter of 2003 with the prior-year quarter, the negative EBITDA of T-Online's foreign subsidiaries and associates was reduced by 59 percent or EUR 13 million.

Additional notes on the Consolidated Income Statement and Consolidated Balance Sheet.

Taxes on income.

The EUR 72 million income tax expense (prior year: EUR 7 million) was primarily due to the offsetting of deferred tax assets against losses carried forward from prior periods. Additionally, the first quarter of 2003 saw the last trade tax refund by Deutsche Telekom AG to T-Online International AG, to equalize the trade tax loss reported as at December 31, 2001.

Consolidated Balance Sheet.

T-Online's non-current assets were reduced by EUR 245 million, primarily as a result of scheduled amortization of goodwill (EUR 176 million) and the offsetting of deferred tax assets against losses carried forward from prior periods (EUR 42 million). Conversely, current assets increased by EUR 177 million, chiefly by investment of cash generated.

The reduction in shareholders' equity is due to the Group net loss of EUR 46 million.

Cash flow and cash contribution.

T-Online's short and medium-term monetary investments increased from 31 December 2002 by EUR 218 million to EUR 3,882 million. This increase was generated by a EUR 214 million cash inflow from operating activities (compared with EUR 82 million in the first half of 2002) plus EUR 4 million in cash from operational capital expenditure. The latter figure is obtained after adjusting for the reduction in medium-term monetary assets attributable to changes in maturities (EUR 296 million) where the proceeds on disposals exceeded the capital expenditure outlays.

The following table illustrates the link between the increase in liquid assets and T-Online's self-financing capability:

Millions of €	June 30, 2003	Dec. 31, 2002	Change (cash generated by self-financing)
Cash in banks, petty cash and fixed-term deposits with Deutsche Telekom AG	3,882	3,664	218

The cash generated in the comparative period in 2002 was EUR 25 million. The positive cash flow from operating activities flowed primarily from the Group's EBITDA of EUR 180 million, a further major factor being interest received totaling EUR 54 million.

The positive cash flow from the disposal of t-info was approximately EUR 28 million, comprising EUR 86 million proceeds from the sale itself less EUR 58 million in monetary assets surrendered in connection with the sale. Capital expenditure on equipment, plant, office equipment and intangible assets amounted to EUR 22 million. Capital expenditure on financial assets and increases in shareholders' equity totaling EUR 6 million were offset by proceeds on the sale of financial assets amounting to EUR 4 million.

Capital expenditure.

Millions of €	First half 2003	First half 2002	Second quarter 2003	Second quarter 2002
Intangible assets	10	14	3	5
Property, plant and equipment	12	26	7	12
Financial assets	6	50	2	10
Total	**28**	**90**	**12**	**27**

Cash contribution improved substantially from a negative EUR 12 million in the first half of 2002 to positive EUR 158 million in the first half of 2003. This was due to the combined effect of the improvement in EBITDA and a fall in real capital expenditure from EUR 40 million in the first half of 2002 to EUR 22 million in the first half of 2003.

4. Business trends for the "Germany" segment.

This segment comprises T-Online International AG and its domestic subsidiaries.

Overview of the "Germany" segment.

Millions of €	First half 2003	First half 2002	Second quarter 2003	Second quarter 2002
"Germany"				
Net revenues	816	676	410	336
Gross margin (%)	58.4	48.4	59.2	50.8
Operating earnings	174	54	101	53
EBITDA	**199**	**76**	**113**	**64**

Subscriber numbers in Germany (millions).


Sustained subscriber growth
June 30, 2003
June 30, 2002
3.01
7.34
10.35
2.19
7.26
9.45
Broadband
Narrowband
Total

The development in subscriber numbers reveals that growth continues despite the high level already attained. While T-Online is now consolidating the last few years' strong gains in the narrowband segment, broadband continues to ride a very positive trend—the 1.82 million-strong flat rate subscriber base marks an increase in T-Online flat rate customers of 32.6 percent over June 30, 2002. The new volume-based pricing plans introduced last fall have also been well received: The first six months of 2003 closed with almost 177,000 subscribers logging on with these tariffs. Set against the numbers for the end of 2002, this amounts to an increase of 140 percent. On June 30, 2003 broadband users made up 29 percent of the total subscriber base in Germany.

Developments in subscriber online time are equally gratifying: In the second quarter, online time again stabilized at an elevated level. Compared with the first half of 2002, T-Online has achieved an increase in online time from 2,094 minutes to 3,240 minutes, or 54.7 percent.

Developments in the portals segment.

Throughout the second quarter of 2003, T-Online continued to consistently expand content offerings and recorded escalating use of its product range.

Surge in page impressions triggered by enhanced media expertise

The t-online.de domain reached an average of 55 percent of Internet users (at home and at work) per month. Over the same period, the number of unique audience members on the portal rose to an average of 15.3 million. Additionally, T-Online has taken a leading position in terms of audience reach in the second quarter of 2003 ahead of specialist providers in specific segments such as news, entertainment, sport, business/finance and computers (source: Nielsen Netratings, June 2003).

This positive trend is also reflected in the surge in monthly page impressions. T-Online managed to boost this figure from an average of 419 million in the second quarter of 2002 to over 554 million in the second quarter of 2003 (source: IVW). T-Online has thus earned its place among the top 20 general interest portals as ranked by Germany's IVW online media measurements. With its content offerings, T-Online has taken the lead over MSN and RTL.de which, over previous months, alternately occupied the No. 1 position.

In the period under review, T-Online has continued to expand its portal network, enhancing it through interlinked products and services:

Ongoing extension of the broadband products segment.

Games on demand.

New games on demand

During the second quarter of 2003, T-Online restyled the "games on demand" offerings on T-Online Vision and has bolstered it with the addition of several popular games. Particular emphasis was placed on enhancing the design and user interfaces associated with the rental of PC games. Those wishing to make regular use of "games on demand" can take out a special subscription that allows 20 popular games to be played for an unlimited period of time. Following an one-off registration, subscription costs will be added to the subscriber's monthly "Deutsche Telekom" phone bills until they are cancelled.

Developments in the paid content segment.

Readiness to pay for Web offerings has been climbing steadily among Internet users (source: VDZ/Sapient 01/2003). T-Online responded to the trend by further filling out its paid content product portfolio in the second quarter of 2003:

New sports section paid content: premier league German soccer

In April, T-Online first aired the German Soccer League (Bundesliga) in the sports section on t-online.de—the sports portal with the broadest reach in Germany. As early as one hour after the end of play, users can view a video stream round-up of all the matches. The streaming of moving images of the Soccer League is a T-Online novelty. T-Online's "Sports" platform with its broad spectrum of topics appeals to the sports enthusiasts among users and offers news and background information on a wealth of sporting forms.

Paid Content: "Stop Smoking Coach"

Following the enormous success of the paid-content item "Diätcoach" (diet coach) on the health portal, T-Online offers a new addition to the lineup, the "Stop Smoking Coach". Users are increasingly drawn to offerings with practical benefits, as in these two examples.

Movie tickets available online

Our new "Kinoticketing" service opens up a whole new vista of possibilities. For a small fee, users can make online movie ticket reservations from their PCs, even down to selecting their seats. Tickets are then conveniently collected from a machine at the theatres. In its initial phase, this offer available for selected cinemas has been launched in cooperation with CinemaxX. The application was designed and developed by T-Online subsidiary Atrada Trading Network AG. Payments are made by credit card, online bank transfers or via Deutsche Telekom phone bills. Plans are to expand the service to include other cinema operators.

Developments in the services segment.

Software 5.0: over 1 million users

Our T-Online Software 5.0, unveiled at this year's CeBIT in March, has proved an instant success: Within three months of its launch, just short of 1.5 million subscribers had already installed the latest-generation software, an average of over 13,000 new installations daily. At the end of June, a Mac OS X-compatible version joined the Software 5.0 lineup for Windows PC and PDA (Personal Digital Assistant).

Mobile services.

The multi-access model is a core element of T-Online's strategy. The objective here is all-inclusive customer service, regardless of the network subscribed to or device used. Content and services accompany the customers throughout their day. Mobile applications are a key component in offering customers services and content any time, any place—whether via WAP, cell phone or PDA.

New developments in mobile communications: MMS Composer

T-Online supports the current trend in mobile communications which is moving away from the focus on voice transmission increasingly towards data transmission, opening the way for the integration of exciting, innovative new products and services. The MMS Composer, premiered during the second quarter, allows customers to conveniently create multimedia messages online and send them to cell phones or PDAs. Already, the MMS Composer has elicited a very promising response from customers.

Developments in the online advertising segment.

The market for online advertising in Germany also grew in the first half of 2003 (source: Nielsen Media Research, 4/10/2003).

As a result, T-Online feels confident that advertising revenues in the Internet sector will advance significantly on last year's figures. Considering the intensive use of the Internet in the media mix, budgets for online advertising remain disproportionately low.

Enhanced marketing expertise through the acquisition of the remaining shares in Interactive Media

Armed with special types of advertising, innovative market research tools and highly developed sales expertise, T-Online is well placed to benefit from the boom. The acquisition of the remaining shares in Interactive Media has allowed the key segment of online marketing to be integrated into T-Online's strategic core activities. With exclusive access to the expertise of Germany's leading marketing organization for advertising sales, T-Online has assured its position as a top advertising medium on the online advertising market. Furthermore, the acquisition is generating synergies in the fields of processing and product expertise. Interactive Media's broad-based presence with a string of regional sales offices and its close relationships with agencies also serve to extend the reach of T-Online's customer relations network.

5. Business trends for the "Rest of Europe" segment.

This segment comprises the foreign subsidiaries of T-Online International AG.

Overview of the "Rest of Europe" segment.

Millions of €	First half 2003	First half 2002	Second quarter 2003	Second quarter 2002
"Rest of Europe"				
Net revenues	82	56	42	31
Gross margin (%)	37.9	9.9	36.9	11.6
Operating earnings	(28)	(56)	(14)	(27)
EBITDA	**(19)**	**(48)**	**(9)**	**(22)**

"Rest of Europe" subscriber numbers (millions).*


Broadband
Narrowband
Total
June 30, 2003
June 30 2002
0.21
2.11
2.32
0.10
2.02
2.11

*The totals are based on figures established before rounding.

Over the period under review, our foreign subsidiaries and associated companies also enjoyed an increase in subscriber numbers from some 2.11 million at June 30, 2002 to 2.32 million at June 30, 2003—a growth rate of around 10 percent.

The broadband Internet market in particular continued on its growth track:

Ya.com recorded a surge in its ADSL subscriber base of over 130 percent compared to June 30, 2002. Ya.com's 128 kbps ADSL product was one of the first to reach the Spanish market at the start of April 2003. Due to its low cost, this entry-level product is very appealing to users and promises further rapid growth in the ADSL segment.

Club Internet has also experienced progressive advances in its ADSL subscriber base over the second quarter. Moreover, Club Internet was the first ISP in France to cooperate with an alternative telecommunications provider in the unbundling of ADSL lines.

Developments in the portals segment.

In the second quarter of 2003, Ya.com set up a new B2B business unit to intensify its focus on corporate customers. The range on offer includes virtual private networks, hosting, housing, domain management and administrative services.

Through its viajar.com portal, Ya.com Travel, S.L. has continued its streak of successes on the Spanish online travel market despite tough market conditions. While the war in Iraq and the outbreak of SARS triggered a general decline in air ticket sales, Ya.com's travel portal succeeded in boosting the number of its transactions.

In the second quarter, Ya.com retained its overall position as one of the three frontrunners on the Spanish e-commerce market in the segments travel, consumer electronics, music/films and automotive.

In June 2003, our French subsidiary Club Internet debuted Internet access products in combination with various service packages. Club Internet is thus following in the strategic footsteps of its parent company in Germany, progressively merging the access and non-access segments in order to best serve customers' needs. The first combined product to make it onto the market was a security package (firewall, antivirus, etc.). Over the reporting period, Club Internet has also extended the content offerings on its broadband portal, "Club haut débit" with the introduction of a children's program, TELETOON. Starting in September, the program will be rounded out by three more channels.

Club Internet's already extensive offerings have been further broadened by the addition of a portal for psychological tests, one for shopping and another for entertainment (games, videos, etc.)

In the second quarter, these measures were rewarded by an increase in the Club Internet domain's audience reach to more than 23 percent (source: Nielsen Netratings, June 2003). Club Internet took tenth position in the French portal rankings (Nielsen Netratings) in June 2003. In contrast to the more than 3 percent contraction of the French market as a whole, Club Internet's unique audience swelled by 13.4 percent in the reporting period.

6. Changes in the Board of Management and Supervisory Board.

As T-Online International AG employs over 2,000 staff members on a regular basis, German co-determination legislation requires that the Supervisory Board be composed of equal numbers of shareholder and employee representatives, six in each case.

The previous Supervisory Board members' mandates expired at the Ordinary Shareholders' Meeting on May 21, 2003.

A new member representing the shareholders, Mr. Fabrice Sergent, was voted in at the Ordinary Shareholders' Meeting. The remaining five shareholder representatives—Mr. Kai-Uwe Ricke, Dr. Karl-Gerhard Eick, Dr. Heinz Klinkhammer, Mr. Martin Blessing and Dr. Eberhardt Rolle—were reelected to the new Supervisory Board.

All employee representatives were appointed by the local court, with effect from the conclusion of the Shareholders' Meeting. Newcomers to the Supervisory Board were Ms. Stefanie Waehlert and Mr. Udo Wilfert. The remaining representatives—Mr. Karl-Heinz Häuser, Ms. Viola Jackson, Mr. Reinhard Hoch and Ms. Monika Kusz—returned to office on the new Board.

During the inaugural meeting of the Supervisory Board, the chairman and deputy chairman as well as the committee members and the director of personnel were elected. Mr. Kai-Uwe Ricke was appointed Chairman, with Mr. Karl-Heinz Häuser as his Deputy. Ms. Veronika Altmeyer holds the office of Director of Personnel.

7. Personnel.

The developments in the average number of T-Online employees over the first six months of 2003 in comparison with the same period in 2002 are as follows:

	First half 2003	First half 2002	Full year 2002
"Germany"	1,926	1,654	1,730
"Rest of Europe"	703	795	782
T-Online Group	**2,629**	**2,449**	**2,512**
Interns	63	54	61

Set against the first half of last year, the average number of T-Online employees Group-wide grew by some 7 percent, due to an increase in the workforce at T-Online International AG as well as the full consolidation of Interactive Media. In contrast, the "Rest of Europe" segment recorded a dip in average employee numbers. This is accounted for by restructuring measures in Austria and Switzerland, as well as process optimization in Spain and France.

Personnel costs for the first half of 2003 came to EUR 81 million, 11.7 percent higher year on year due to the increase in the Group-wide headcount.

Stock options held by members of the Board of Management and employees.

An Extraordinary Shareholders' Meeting of T-Online International AG held before the initial public offering in 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. The plan was not competitive due largely to the terms stipulating when options could be exercised.

The 2001 Shareholders' Meeting approved a new, premium-priced stock option plan, involving a 25-percent premium. Options are being issued over a five-year period, and are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lock-up. The first tranche (share, slice, piece, ration, etc.) of options was issued on August 13, 2001, and the second on July 15, 2002. In 2003, the Board of Management resolved to withhold this year's tranche of options. The options currently outstanding from the 2000 and 2001 plans are summarized in the table:

	2001 stock option plan (thousands)	2000 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2003	4,415	112
Granted	0	0
Exercised	0	0
Expired	169	0
Outstanding stock options on June 30, 2003	4,246	112

Further information on the option plans is available in the 2002 Annual Report on pages 104 et seq. As of June 30, 2003, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows: Ms. Veronika Altmeyer held 64,635 options; Mr. Rainer Beaujean 68,805; Mr. Burkhard Graßmann 90,350; Mr. Thomas Holtrop 235,188; Mr. Andreas Kindt 21,267; and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche .

8. Outlook.

T-Online continued the successful growth of its business in the first half of 2003. The positive trend in broadband Internet remains the growth driver. T-DSL continues to play a major part in the German market success of T-Online International AG.

The new 't-online t-dsl flat 1500' tariff, due to be launched in the third quarter of 2003, will expand T-Online's range of tariffs for specific market segments and address growing demand for greater bandwidth.

A further major focus will be upon expanding broadband services and translating the T-Online experience to new media, above all mobile devices and television sets.

The Group's primary financial objective continues to be increasing the gross margin above the level of the previous year by judiciously directing and linking access and non-access business. The positive first-half results for 2003 are clear testimony to T-Online's success in implementing its combined business model.

9. Change in the basis of consolidated financial reporting.

Effective January 1, 2003, T-Online International AG moved from the German Commercial Code (HGB) to International Financial Reporting Standards (IFRS), formerly International Accounting Standards (IAS), as the basis of its consolidated financial reporting. This interim Group report is therefore prepared in compliance with IFRS. The move to IFRS was made both to enhance the international comparability of our reporting and to meet the requirements for listing under the new Prime Standard on the stock exchanges of Deutsche Börse AG.

Accordingly, T-Online International AG's interim report for the first half of 2003 complies not only with the German accounting standard DRS 6 but also with IAS 34 (Interim Financial Reporting). T-Online International AG applies International Financial Reporting Standards in combination with the guidance issued by the International Financial Reporting Interpretations Committee (IFRIC). The rules on the First-time Adoption of International Financial Reporting Standards (IFRS 1) have been applied to the opening balance sheet as of January 1, 2002 and to the financial statements for 2002.

The differences in accounting and valuation arising from the change of system are detailed in a separate statement of reconciliation from the German Commercial Code (HGB) to IFRS.

Changes in the group of consolidated companies since December 31, 2002 were mainly attributable to the sale of t-info GmbH. The resulting impact on total assets amounted to approximately one percent.

Since the start of the current business year, the consolidated statement of income has been prepared using the cost-of-sales format, i.e. it classifies expenses by function. The consolidated balance sheet distinguishes both assets and liabilities according to their remaining terms, as non-current or current.

The segment reporting is based on geographical segments as provided in IAS 14; due to our combined business model, we do not break down our results by product segment. The segmentation applied in 2002 in accordance with U.S. Generally Accepted Accounting Principles (US.GAAP) involved the segments "T-Online International AG", "Subsidiaries and Associated Companies" and "Projects". To accommodate the change to IFRS-compliant segmentation, the former "Projects" segment moved in its entirety into the new "Germany" segment, while the bulk of what was the "Subsidiaries and Associated Companies" segment now falls under "Rest of Europe."

The details provided in T-Online International AG's consolidated financial statements at December 31, 2002 and the accompanying notes—as published in the 2002 Annual Report, also available online at www.t-online.de/ir—continue to apply to those of our accounting and valuation methods that have remained unchanged relative to the HGB rules. The notes in the Annual Report also include disclosures regarding persons closely connected to T-Online.

New composition of segments for IFRS-compliant reporting.

Fully consolidated investment holdings.

Composition of segments under German GAAP (HGB) and U.S. GAAP up to Dec. 31, 2002	
T-Online International AG	
Subsidiaries and associated companies	
- T-Online.ch AG, Zurich	100.0%
- T-Online.at Internet Service GmbH, Vienna	100.0%
- YACOM INTERNET FACTORY S.A.U., Madrid	100.0%
- Atrada Trading Network AG, Nuremberg	100.0%
- daybyday media GmbH, Hamburg	100.0%
- T-Online France SAS/Club Internet SAS, Paris	99.9%
Projects	
- t-info GmbH, Munich	100.0%
- T-Online Travel AG, Darmstadt	75.1%
- Auto T-Online GmbH & Co. KG, Stuttgart	51.0%

Composition of segments under IAS as of Jan. 1, 2003*	
Germany	
- T-Online International AG, Darmstadt	
- Atrada Trading Network AG, Nuremberg	100.0%
- daybyday media GmbH, Hamburg	100.0%
- T-Online Travel AG, Darmstadt	75.1%
- Auto T-Online GmbH & Co. KG, Stuttgart	51.0%
- Interactive Media CCSP AG, Hamburg	100.0%
- T-Online Venture Fund GmbH & Co. KG, Bonn	99,0%
Rest of Europe	
- T-Online.ch AG, Zurich	100.0%
- T-Online.at Internet Service GmbH, Vienna	100.0%
- YACOM INTERNET FACTORY S.A.U., Madrid	100.0%
- T-Online France SAS/Club Internet SAS, Paris	100.0%

*Investment holdings as of June 30, 2003

10. Interim consolidated financial statements.

Consolidated income statement.

Millions of €	**First half 2003**	First half 2002	**Second quarter 2003**	Second quarter 2002
Net revenues	**894**	**731**	**449**	**367**
Goods and services purchased	(387)	(399)	(191)	(193)
Gross margin	**507**	**332**	**258**	**174**
Other cost of sales	(123)	(107)	(52)	(49)
Gross profit	384	225	206	125
Selling costs	(230)	(230)	(119)	(117)
Administrative costs	(51)	(41)	(31)	(24)
Other operating income	44	49	32	45
Other operating expenses	(1)	(5)	(1)	(3)
Operating profit	**146**	**(2)**	**87**	**26**
Goodwill amortization	(176)	(174)	(90)	(87)
Net result from associated companies	(6)	(17)	(4)	(9)
Interest income, net	60	63	29	32
Impairment charges against financial assets	(1)	0	(1)	0
Earnings/(loss) before taxes	**23**	**(130)**	**21**	**(38)**
Income taxes	(72)	(7)	(39)	(9)
Loss before minority interests	(49)	(137)	(18)	(47)
Losses applicable to minority shareholders	3	1	2	1
Group net loss	**(46)**	**(136)**	**(16)**	**(46)**
Loss per share in €	**(0.04)**	**(0.11)**	**(0.01)**	**(0.04)**
EBITDA	**180**	**28**	**104**	**42**

Consolidated balance sheet.

Millions of €	June 30, 2003	Dec. 31, 2002	Jan. 1, 2002
ASSETS			
Non-current assets			
Goodwill	1,330	1,496	1,844
Other intangible assets	53	65	61
Property, plant and equipment	90	98	82
Investments in non-consolidated subsidiaries	0	11	5
Investments in associated companies	125	130	333
Deferred tax asset	137	180	223
	1,735	**1,980**	**2,548**
Current assets			
Inventories	0	0	2
Trade accounts receivable	101	115	84
Receivables from Group companies	3,693	3,498	3,298
Receivables from associated companies	0	0	0
Other current assets and prepaid expenses	31	32	43
Marketable securities	0	0	5
Cash in banks/petty cash	265	268	327
	4,090	**3,913**	**3,759**
Total assets	**5,825**	**5,893**	**6,307**
EQUITY AND LIABILITIES			
Shareholders' equity	**5,471**	**5,518**	**6,006**
Minority interests	**0**	**2**	**4**
Non-current liabilities			
Provisions for pensions and similar obligations	8	7	6
Deferred tax liabilities	7	7	8
	15	**14**	**14**
Current liabilities			
Other short-term provisions	63	92	39
Short-term debt	0	0	0
Liabilities to Group companies	24	36	57
Trade accounts payable	154	172	150
Other current liabilities and deferred income	98	59	37
	339	**359**	**283**
Total equity and liabilities	**5,825**	**5,893**	**6,307**

Consolidated statement of cash flows.

Millions of €	First half 2003	First half 2002	Second quarter 2003	Second quarter 2002
Group net loss	**(46)**	**(136)**	**(16)**	**(46)**
Losses applicable to minority shareholders	(3)	(1)	(2)	(1)
Depreciation and amortization of non-current assets	210	203	107	102
Interest income, net	(60)	(63)	(29)	(32)
Income taxes	72	7	39	9
Proceeds from disposals of non-current assets	(24)	(40)	(24)	(41)
Net result from associated companies	6	16	4	8
Increase in pension provisions	1	1	1	1
(Decrease)/increase in other, short-term provisions	(25)	44	(26)	15
Decrease in trade accounts receivable	14	28	10	30
(Decrease)/increase in trade accounts payable	(18)	58	21	67
Other changes	33	(80)	(33)	(160)
Interest paid	0	0	0	1
Interest received	54	45	30	24
Net cash provided by /(used for) operating activities	**214**	**82**	**82**	**(23)**
Capital expenditure on intangible assets	(10)	(14)	(3)	(5)
Capital expenditure on property, plant and equipment	(12)	(26)	(7)	(12)
Capital expenditure on financial assets	(3)	(50)	0	(10)
Capital expenditure on investments in fully consolidated subsidiaries	(3)	0	(3)	0
Proceeds from the sale of non-current assets	4	28	2	28
Proceeds from the sale of investments in fully consolidated subsidiaries	28	0	28	0
Net change in short-term investments (>3 months to maturity) and marketable securities	296	(587)	418	28
Net cash provided by/(used for) investing activities	**300**	**(649)**	**435**	**29**
Increase in shareholders' equity	0	1	0	0
Net cash provided by financing activities	**0**	**1**	**0**	**0**
Net increase/(decrease) in cash and cash equivalents (up to 3 months to maturity)	514	(566)	517	6
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	268	891	265	319
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	782	325	782	325

Statement of shareholders' equity.

	Subscribed capital		Additional paid-in capital	Retained earnings	Currency translation adjustments	Group net loss	**Total**
	Shares issued and out-standing (in thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	**Millions of €**
Balance at Jan.1, 2002	**1,223,858**	**1,224**	**5,774**	**0**	**(1)**	**(991)**	**6,006**
Currency translation adjustment	0	0	0	0	0	0	0
Consolidation changes	0	0	0	0	1	0	1
Changes not recognized as income/(expense)	0	0	1	(991)	0	991	1
Group net loss, Jan. 1-June 30, 2002	0	0	0	0	0	(136)	(136)
Balance at June 30, 2002	**1,223,858**	**1,224**	**5,775**	**(991)**	**0**	**(136)**	**5,872**
Currency translation adjustment	0	0	0	0	0	0	0
Consolidation changes	0	0	0	0	0	0	0
Changes not recognized as income/(expense)	0	0	0	0	0	0	0
Group net loss, July 1-Dec. 31, 2002	0	0	0	0	0	(354)	(354)
Balance at Dec. 31, 2002/Jan. 1, 2003	**1,223,858**	**1,224**	**5,775**	**(991)**	**0**	**(490)**	**5,518**
Currency translation adjustment	0	0	0	0	0	0	0
Consolidation changes	0	0	0	0	0	0	0
Changes not recognized as income/(expense)	0	0	0	(490)	0	490	0
Group net loss, Jan. 1-June 30, 2003	0	0	0	0	0	(46)	(46)
Balance at June 30, 2003	**1,223,858**	**1,224**	**5,775**	**(1,481)**	**0**	**(46)**	**5,471**

Segment information.

Millions of €	First half 2003	First half 2002	Second quarter 2003	Second quarter 2002
"Germany"				
Net revenues	816	676	410	336
Gross margin (%)	58.4	48.4	59.2	50.8
Operating earnings	174	54	101	53
EBITDA	**199**	**76**	**113**	**64**
"Rest of Europe"				
Net revenues	82	56	42	31
Gross margin (%)	37.9	9.9	36.9	11.6
Operating earnings	(28)	(56)	(14)	(27)
EBITDA	**(19)**	**(48)**	**(9)**	**(22)**
Consolidation				
Net revenues	(4)	(1)	(3)	0
Operating earnings	0	0	0	0
EBITDA	**0**	**0**	**0**	**0**
Total				
Net revenues	894	731	449	367
Gross margin (%)	56.7	45.5	57.5	47.5
Operating earnings	146	(2)	87	26
EBITDA	**180**	**28**	**104**	**42**

Overview over the subscriber numbers.*

in millions	June 30, 2003	June 30, 2002	Dec. 31, 2002
"Germany" segment			
Broadband	3.01	2.19	2.64
Narrowband	7.34	7.26	7.32
Total	**10.35**	**9.45**	**9.96**
"Rest of Europe" segment			
Broadband	0.21	0.10	0.16
Narrowband	2.11	2.02	2.13
Total	**2.32**	**2.11**	**2.28**
Group			
Broadband	3.22	2.29	2.80
Narrowband	9.45	9.28	9.45
[illegible]	[illegible]	[illegible]	[illegible]

11. Reconciliation of Group net loss and shareholders' equity as stated under German reporting rules (HGB) to IFRS.

Since T-Online first applied International Financial Reporting Standards (IFRS) at the start of the current financial year, Group net loss and shareholders' equity for the parts of the whole of 2002 have been reconciled to IFRS in the following table.

Millions of €	Group net loss Full year 2002	Group net loss First half 2002	Group net loss Second quarter 2002	Group shareholders' equity June 30, 2002	Group shareholders' equity Jan. 1, 2002
HGB	**(459)**	**(137)**	**(47)**	**5,689**	**5,814**
Intangible assets	13	7	3	(1)	(8)
Provision for T-Motion	14	14	14	0	0
Other provisions and accruals	(8)	(3)	(1)	4	7
Adjustment of revenues for deferred income	1	0	0	(1)	(1)
Deferred taxes	(48)	(15)	(14)	183	198
Minority interests	(3)	(2)	(1)	(2)	(4)
IFRS	**(490)**	**(136)**	**(46)**	**5,872**	**6,006**

IFRS rules require the intangible assets produced by Deutsche Telekom AG and acquired from that company at the time T-Online International AG was founded (the subscriber base and "know how") to be valued at zero.

A portion of the development-phase costs arising during the inhouse production of software by T-Online International AG and T-Online France has been capitalized as required by IFRS, to be amortized over its useful life; this was not permissible under HGB rules.

Accruals and provisions established under HGB rules have not all been included in the IFRS-compliant financial statements, and those that have been included are in some cases valued differently. For example, the pension provisions established in the HGB consolidated financial statements, also in conformity with U.S. GAAP (SFAS No. 87), are valued differently in the IFRS-compliant statements.

The impact of income taxes differs in the two reporting approaches, particularly as regards deferred taxes on loss carry forwards; this primarily applies to T-Online International AG.

The Board of Management

T-Online International AG
Darmstadt, April 2003

T-Online International AG

Postfach 10 11 52
D-64211 Darmstadt, Germany

Investor Relations
Telephone: +49 (0)6151 680-2929
Telefax: +49 (0)6151 680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
Telephone (in Germany only): (0800) 330-2100
Telefax (in Germany only): (0800) 330-1100
E-Mail: forumt-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.